SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number: 0-30320

TRINTECH GROUP PLC

(Translation of registrant’s name into English)

Trintech Group PLC

Block C, Central Park

Leopardstown

Dublin 18, Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Trintech Group PLC

Form 6-K

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statements on Form F-3 (File No. 333-116087 and File No. 333-156320) of Trintech Group PLC and to be a part thereof from the date on which this report is furnished, to the extent not modified or updated by, or contrary to, information contained in documents or reports subsequently filed or furnished.

TRINTECH GROUP PLC

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(U.S dollars in thousands)

	October 31,	January 31,
	2009	2009
ASSETS
Current assets
Cash and cash equivalents (note 3)	$18,715	$17,363
Restricted cash (note 3)	170	1,143
Accounts receivable, net of allowance for doubtful accounts of $278 and $267 at October 31, 2009 and January 31, 2009, respectively (note 4)	4,815	6,021
Prepaid expenses and other current assets	1,355	1,140
Deferred costs	275	296
Net current deferred tax asset (note 9)	436	252

Total current assets	25,766	26,215

Non-current assets
Restricted cash (note 3)	—	170
Property and equipment, net	1,194	1,430
Deferred costs	1,173	261
Intangible assets, net (note 5)	3,530	5,309
Goodwill	24,003	24,089

Total non-current assets	29,900	31,259

Total assets	$55,666	$57,474

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	695	704
Accrued payroll and related expenses	2,073	1,878
Deferred consideration	—	2,970
Other accrued liabilities	1,527	1,730
Income taxes payable (note 9)	99	161
Deferred revenues	9,585	10,122

Total current liabilities	13,979	17,565

Non-current liabilities
Deferred revenues Capital leases due after more than one year	875 —	— 42
Deferred rent less current portion	437	537
Income taxes payable (note 9)	95	110
Net non-current deferred tax liability	436	252

Total non-current liabilities	1,843	941

Series B preference shares, $0.0027 par value 10,000,000 authorized at October 31, 2009 and January 31, 2009, respectively	—	—
None issued and outstanding

Shareholders’ equity:
Ordinary Shares, $0.0027 par value: 100,000,000 shares authorized; 33,454,384 shares issued, 33,072,413 and 31,843,333 shares outstanding at October 31, 2009 and January 31, 2009, respectively	90	90
Additional paid-in capital	253,232	253,076
Treasury shares (at cost, 381,971 and 595,552 shares at October 31, 2009 and January 31, 2009, respectively)	(564)	(879)
Accumulated deficit	(208,663)	(209,367)
Accumulated other comprehensive loss (note 7)	(4,251)	(3,952)

Total shareholders’ equity	39,844	38,968

Total liabilities and shareholders’ equity	$55,666	$57,474

See accompanying notes

TRINTECH GROUP PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(U.S. dollars in thousands, except share and per share data)

	Three months ended October 31,		Nine months ended October 31,
	2009	2008	2009	2008
Revenues:
License	$5,361	$4,777	$15,472	$15,048
Service	4,640	5,337	13,623	15,192

Total revenues	10,001	10,114	29,095	30,240

Cost of revenue:
License	1,028	619	2,144	1,705
Amortization of purchased technology (note 5)	181	226	543	668
Service	2,126	2,788	6,651	7,609

Total cost of revenues	3,335	3,633	9,338	9,982

Gross margin	6,666	6,481	19,757	20,258

Operating expenses:
Research and development	1,265	1,580	4,135	4,630
Sales and marketing	2,181	2,831	7,119	9,368
General and administrative	2,305	2,286	6,550	7,329
Restructuring charge	—	100	253	154
Amortization of purchased intangible assets (note 5)	412	415	1,236	1,225

Total operating expenses	6,163	7,212	19,293	22,706

Income (loss) from operations	503	(731)	464	(2,448)

Interest income, net	5	73	42	265
Exchange gain, net	64	151	291	252

Income (loss) before provision for income taxes	572	(507)	797	(1,931)
Provision for income taxes (note 9)	(60)	142	(93)	113

Net income (loss) from continuing operations	512	(365)	704	(1,818)
Gain on sale of discontinued operations, net	—	920	—	920

Net income (loss)	$512	$555	$704	$(898)

Shares used in computing net income (loss) per Ordinary Share
Basic (note 8)	33,022,644	31,947,108	32,906,958	31,916,366

Diluted (note 8)	33,129,436	33,017,121	32,960,164	31,916,366

Basic and diluted net income (loss) per Ordinary Share (note 8)	$0.02	$0.02	$0.02	$(0.03)

Basic and diluted net income (loss) per equivalent ADS (note 8)	$0.03	$0.03	$0.04	$(0.06)

See accompanying notes

TRINTECH GROUP PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(U.S. dollars in thousands)

	Nine months ended October 31,
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$704	$(898)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	458	575
Amortization	1,779	1,893
Share-based compensation	366	744
Gain on sale of discontinued operations, net	—	(920)
Effect of changes in foreign currency exchange rates	(226)	(120)
Changes in operating assets and liabilities:
Accounts receivable	2,384	2,063
Prepaid expenses and other assets	(952)	(552)
Accounts payable	(32)	1,018
Accrued payroll and related expenses	(230)	(616)
Deferred revenues	(866)	266
Other accrued liabilities	(132)	(244)

Net cash provided by operating activities	3,253	3,209

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(215)	(244)
Proceeds relating to the sale of discontinued operations, net	—	920
Decrease (increase) in restricted deposits	970	(970)
Payments relating to acquisitions	(2,883)	(8,749)

Net cash used in investing activities	(2,128)	(9,043)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on capital leases	(120)	(109)
Issuance of ordinary shares	104	124
Repurchase of ordinary shares	—	(33)
Decrease in restricted cash deposits	173	—

Net cash provided by (used in) financing activities	157	(18)

Net increase (decrease) in cash and cash equivalents	1,282	(5,852)
Effect of exchange rate changes on cash and cash equivalents	70	(1,074)
Cash and cash equivalents at beginning of period	17,363	23,766

Cash and cash equivalents at end of period	$18,715	$16,840

Supplemental disclosure of cash flow information:
Interest paid	$12	$25

Taxes paid	$130	$167

Supplemental disclosure of non-cash flow information:
Acquisition of property and equipment under capital leases	$—	$(30)

Shares issued in connection with acquisition	$—	$1,239

See accompanying notes

TRINTECH GROUP PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	Basis of Presentation and New Accounting Standards

These interim condensed consolidated financial statements have been prepared by Trintech Group PLC (“Trintech” and /or “the Company”), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, certain information and footnote disclosures normally included in annual financial statements have been omitted or condensed. In the opinion of management, all necessary adjustments (consisting of normal recurring accruals) have been made for a fair presentation of financial positions, results of operations and cash flows at the date and for the periods presented. The operating results for the three and nine months ended October 31, 2009 are not necessarily indicative of the results that may be expected for the fiscal year ending January 31, 2010. See “Factors Affecting Future Results”. For further information refer to the consolidated financial statements and footnotes for the year ended January 31, 2009, included in Trintech’s Annual Report on Form 20-F.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results could differ from those estimates.

Effective August 1, 2009, we adopted the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“FASB ASC”) 105-10, Generally Accepted Accounting Principles (“FASB ASC 105-10”). FASB ASC 105-10 establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification is non-authoritative. The FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (“ASUs”). The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the Codification, provide background information about the guidance and provide the bases for conclusions on the change(s) in the Codification. References made to FASB guidance throughout this document have been updated for the Codification.

In August 2009, the FASB issued ASU No. 2009-05, Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value (“ASU 2009-05”). ASU 2009-05 amends FASB ASC Topic 820 and provides amendments to FASB ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall, for the fair value measurement of liabilities. ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for an identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: (1) a valuation technique that uses: (a) quoted price of the identical liability when traded as an asset, or (b) quoted prices for similar liabilities or similar liabilities when traded as assets, or (2) another valuation technique that is consistent with the principles of FASB ASC Topic 820. The guidance in ASU 2009-05 is effective for the first reporting period (including interim periods) beginning after issuance. The ASU 2009-5 was effective for the Company for the quarter ended October 31, 2009 and did not have a material impact on its consolidated financial position, results of operations or cash flows for the three months ended October 31, 2009.

2.	Irish Companies Acts, 1963 to 2009

The financial information relating to the Company and its subsidiaries included in this document does not comprise full group accounts as referred to in Regulation 40 of the European Communities (Companies: Group Accounts) Regulations 1992, copies of which are required by that Act to be annexed to a Company’s annual return. The auditors have reported without qualification under Section 193 of the Companies Act, 1990 in respect of the group financial statements for the year ended January 31, 2009. A copy of the full group accounts for the year ended January 31, 2009, prepared in accordance with Irish generally accepted accounting principles, together with the report of the auditors thereon, has been annexed to the relevant annual return, which was filed on August 24, 2009.

The accompanying condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and include the Company and its wholly-owned subsidiaries in Ireland, the United Kingdom, the Cayman Islands and the United States after eliminating all material inter-company accounts and transactions.

3.	Fair Value Measurements

Effective February 1, 2008, the Company adopted FASB ASC 820 which requires disclosures about fair value measurements for its assets and liabilities that are re-measured and reported at fair value at each reporting period, and its assets and liabilities that are re-measured and reported at fair value on a non-recurring basis. The following table presents information about the Company’s assets that are measured at fair value as of October 31, 2009, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value. In general, fair values determined by level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Unobservable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$18,715	$18,715	$—	$—
Restricted cash	170	170	—	—
Foreign exchange derivatives	(1)	(1)	—	—

	$18,884	$18,884	$—	$—

The Company invests its excess cash in low-risk, short-term, deposit accounts with high credit-quality banks in the United States, Luxemburg, United Kingdom and Ireland. It also invests in highly liquid investments in time deposits of money market funds, with original maturities of 90 days or less. At October 31, 2009, US$18.7 million was invested in cash and cash equivalent accounts. The Company performs periodic evaluations of the relative credit standing of all of the financial institutions dealt with by the Company, and currently considers the credit risk to be minimal.

At October 31, 2009, the Company had US$170,000 in restricted cash deposits with Silicon Valley Bank against an annual renewable letter of credit facility for a capital lease. The capital lease expires on May 20, 2010. The deposit and the letter of credit expired on May 20, 2009 and the Company has renewed the letter of credit for the amount outstanding on the capital lease. Should the Company default on its lease obligations, the amount due under the capital lease will be payable to the lessor.

There were no financial assets and liabilities required to be measured at fair value on a non-recurring basis during the quarter ended October 31, 2009. The Company performs our annual impairment review on an annual basis during the fourth quarter.

4.	Accounts Receivable

The accounts receivable balance includes billed and unbilled receivables as follows:

	As of October 31,	As of January 31,
	2009	2009
	(U.S. dollars in thousands)
Billed receivables, net	$4,452	$5,827
Unbilled receivables, net	363	194

Total	$4,815	$6,021

The Company makes judgment as to its ability to collect outstanding receivables and provides allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. If the historical data the Company uses to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected.

Accounts receivable and deferred revenue balances are shown net of advanced billings. Advanced billings consist of post-contract customer support amounts which have been invoiced as of the end of the period but the term of the support has not commenced or payment has not been received. Accounts receivable and deferred revenue balances net of advanced billings was US$972,000 and US$1.1 million at October 31, 2009 and January 31, 2009, respectively.

5.	Intangible Assets

Amortization for the three and nine months ended October 31, 2009 was US$593,000 and US$1.8 million, respectively. Amortization for the three and nine months ended October 31, 2008 was US$641,000 and US$1.9 million, respectively. As of October 31, 2009, amortization is estimated to be approximately US$415,000 for the remainder of the year ending January 31, 2010. Amortization is estimated to be approximately US$1.5 million in the year ending January 31, 2011, US$1.1 million in the year ending January 31, 2012, US$502,000 in the year ending January 31, 2013 and US$20,000 in the year ending January 31, 2014.

	As of October 31, 2009				As of January 31, 2009
	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net
	(U.S. dollars in thousands)
Purchased technology	$17,636	$3,392	$13,882	$362	$17,636	$3,392	$13,339	$905
Trade names	397	—	280	117	397	—	232	165
Customer base	15,690	567	12,072	3,051	15,690	567	10,884	4,239
Covenants	2,559	1,232	1,327	—	2,559	1,232	1,327	—

Total identifiable
Intangible Assets	$36,282	$5,191	$27,561	$3,530	$36,282	$5,191	$25,782	$5,309

During fiscal 2009, the Company allocated approximately US$3.3 million of purchase price to intangible assets (acquired customer base of US$2.5 million, purchased technology of US$743,000 and trade names of US$67,000) in connection with the acquisition of the Movaris business.

During the fourth quarter of fiscal 2009, the Company completed its annual impairment test and assessments of the carrying value of identifiable indefinite-lived intangible assets and goodwill as required by FASB ASC 350 and FASB ASC 360 and determined its recorded non-current assets were not impaired as of January 31, 2009.

6.	Foreign Exchange Contracts and Fair Value of Financial Instruments

The Company uses forward exchange contracts to hedge certain operational cash flow exposures resulting from changes in foreign currency exchange rates expected to occur within the next 12 months. The Company enters into these foreign exchange contracts to hedge anticipated sales or purchase transactions in the normal course of business for which there is a firm commitment from a customer or to a supplier. The terms of these contracts are consistent with the timing of the transactions being hedged. The Company does not use such instruments for trading or speculative purposes.

The derivative instruments held by the Company as of October 31, 2009 and January 31, 2009 did not qualify as accounting hedges as of October 31, 2009 and January 31, 2009, respectively. The fair value losses on derivatives held as of October 31, 2009 and January 31, 2009 were recognized in the Consolidated Statements of Operations.

As of October 31, 2009, the Company had two forward exchange contracts to sell an aggregate of US$454,000 and receive Australian Dollars in return. The fair value of these contracts as of October 31, 2009 was US$1,000 negative.

	As of October 31, 2009		As of January 31, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(U.S. dollars in thousands)
Non-Derivatives
Cash and cash equivalents	$18,715	$18,715	$17,363	$17,363

Derivatives
Foreign exchange forward contracts	$(1)	$(1)	$(51)	$(51)

•	The carrying value of cash equivalents, accounts receivable, accounts payable and deferred consideration approximates fair value due to the short maturities of those instruments.

•	The fair value of the foreign exchange forward contracts was calculated as the present value of the settlement amount less the current valuation based on the October 31, 2009 spot rate.

•	The carrying amounts for derivatives in the above table are included in consolidated balance sheets under ‘Other accrued liabilities’ caption.

7.	Comprehensive Income (Loss)

The following table sets forth the calculation of comprehensive income (loss) for the three and nine months ended October 31, 2009 and 2008:

	Three months ended October 31,		Nine months ended October 31,
	2009	2008	2009	2008
	(U.S. dollars in thousands)
Net income (loss)	$512	$555	$704	$(898)
Other comprehensive loss	(105)	(392)	(299)	(459)

Comprehensive income (loss)	$407	$163	$405	$(1,357)

8.	Computation of Net Income (Loss) Per Ordinary Share

	Three months ended October 31,		Nine months ended October 31,
	2009	2008	2009	2008
	(U.S. dollars in thousands, except share and per share data)
Numerator:
Numerator for basic and diluted net income (loss) per ordinary share- Net income (loss) available to ordinary shareholders	$512	$555	$704	$(898)

Denominator:
Denominator for basic net income (loss) per ordinary share	33,022,644	31,947,108	32,906,958	31,916,366

Denominator for diluted net income (loss) per ordinary share	33,129,436	33,017,121	32,960,164	31,916,366

Basic and diluted net income (loss) per ordinary share	$0.02	$0.02	$0.02	$(0.03)

ADS used in computing basic net income (loss) per equivalent ADS	16,511,322	15,973,554	16,453,479	15,958,183

ADS used in computing diluted net income (loss) per equivalent ADS	16,564,718	16,508,561	16,480,082	15,958,183

Basic and diluted net income (loss) per equivalent ADS	$0.03	$0.03	$0.04	$(0.06)

9.	Income Taxes

Provision for income taxes was US$60,000 expense and US$93,000 expense for the three and nine months ended October 31, 2009, respectively; compared to a US$142,000 credit and US$113,000 credit for the three and nine months ended October 31, 2008, respectively. During the three and nine months ended October 31, 2009, the Company recorded an expense of US$38,000 and US$99,000, respectively for US state taxes and US$30,000 and US$40,000, respectively for UK income taxes. The Company also recorded a US$8,000 credit and a US$46,000 credit in the three and nine months ended October 31, 2009 due to an over estimation of fiscal 2009 tax liabilities and as a final settlement, a refund of US$38,000 from the German tax authorities in respect of the liquidation of Trintech Gmbh.

During the three and nine months ended October 31, 2008, the Company recorded a deferred tax credit of US$130,000 and US$233,000 respectively, for US net operating losses and deductible timing differences incurred during that period. The Company also recorded a tax credit of US$72,000 in the three months ended October 31, 2008 relating to a reversal of reductions in income tax payable resulting from the exercise of stock options and other employee stock programs that were credited to stockholders’ equity in the three and six months ended October 31, 2008. The residual provision for income taxes of US$60,000 and US$120,000 for the three and nine months ended October 31, 2008 reflects state taxes payable in the US and income taxes payable in the UK.

The Company will continue to review its operating results to determine if it becomes more likely than not that its deferred tax assets will be realized in the future, at which time the Company would release some or all of the valuation allowance. The Company may record additional deferred tax benefits in future periods if it expects to utilize additional deferred tax assets. This analysis is largely based on the Company’s assessment of future income which is closely connected to its budgeting process, which takes place in the fourth quarter of each year.

10.	Share-based Compensation Plans

The Company currently maintains option schemes for the benefit of employees. These schemes were created for the benefit of employees, directors and consultants to the Company and for the purpose of attracting and retaining the best available personnel to promote the success of the Company’s business. The aggregate number of shares which may be issued pursuant to the Company’s share-based compensation plans is 6,000,000 ordinary shares (3,000,000 equivalent ADSs) to be allocated among the plans by the Board of Directors. The 6,000,000 ordinary share limit will be reduced by the number of shares authorized for issuance in accordance with the options granted or rights acquired under the other plans. The aggregate share limit of 6,000,000 ordinary shares can only be altered by an ordinary resolution approved by shareholders representing a majority of the Company’s ordinary shares then outstanding.

Trintech Group PLC 2007 Share Option Scheme

The Trintech Group PLC 2007 Share Option Scheme (the “2007 Plan”), which provides for the grant of options to purchase Ordinary Shares of the Company, was approved by our Board of Directors on May 21, 2007 and by our shareholders on July 25, 2007. Under the 2007 Plan, non-temporary employees and executive directors holding salaried employment or office with the Company or any subsidiary companies are eligible to participate. Generally, all options granted have a seven-year term and commence vesting at a rate of one twelfth of the total per quarter for each of the quarters in the three years commencing on the anniversary date of the grant. The exercise price of each share option is the fair market value of the share on the date of grant.

The purpose of the 2007 Plan is to establish an employees’ share option scheme within the meaning of Section 2 of the Companies (Amendment) Act 1983 as a long term incentive plan to promote the long-term success of the Company and the creation of shareholder value by (a) encouraging key employees to focus on critical long-range objectives; (b) encouraging the attraction and retention of key employees with exceptional qualifications and (c) linking key employees directly to shareholder interests through increased share ownership. The 2007 Plan seeks to achieve this purpose by providing for awards in the form of options.

The 2007 Plan is administered by the Company’s Compensation Committee, which selects the persons to whom options will be granted, determines the number of shares to be made subject to each grant and prescribes other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant and makes all other decisions relating to the operation of the scheme. The board of directors may amend or modify the 2007 Plan at any time.

In fiscal 2009, the Company granted 2,281,600 ordinary shares (1,140,800 equivalent ADSs) under the 2007 Plan at exercise prices ranging from US$0.57 to US$1.32 per ordinary share (US$1.13 to US$2.61 per equivalent ADS). Of the 2,281,600 ordinary shares referenced above, 1,418,000 ordinary shares (709,000 equivalent ADSs) were granted to the directors and key members of management at an exercise price of US$1.22 per ordinary share (US$2.44 per equivalent ADS). These options can only vest in the event of a change in control of the Company and include 804,000 ordinary shares (402,000 equivalent ADSs) held by the directors and senior management.

Trintech Group PLC Directors and Consultants Share Option Scheme 2007

On May 21, 2007, our Board of Directors approved the Directors and Consultants Share Option Scheme 2007 (the “Directors and Consultants 2007 Plan”) and our shareholders approved the same on July 25, 2007. The Directors and Consultants Share 2007 Plan provides for the grant of options to purchase Ordinary Shares of the Company to all directors and consultants of the Company and its subsidiaries, with limited exceptions for controlling shareholders. Generally, all options granted have a seven-year term and are exercisable one year after the date of the grant. The exercise price of each share option is the fair market value of the share on the date of grant.

The purpose of the Directors and Consultants 2007 Plan is to establish a share option plan as a long term incentive plan to promote the long-term success of the Company and the creation of shareholder value by (a) encouraging directors and consultants to focus on critical long-range objectives; (b) encouraging the attraction and retention of directors and consultants with exceptional qualifications and (c) linking directors and consultants directly to shareholder interests through increased share ownership. The Directors and Consultants 2007 Plan seeks to achieve this purpose by providing for awards in the form of options.

The Directors and Consultants 2007 Plan is administered by the Company’s Compensation Committee, which selects the persons to whom options will be granted, determines the number of shares to be made subject to each grant and prescribes other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant and makes all other decisions relating to the operation of the scheme. The board of directors may amend or modify the Directors and Consultants 2007 Plan at any time.

In fiscal 2009, the Company granted 360,000 ordinary shares (180,000 equivalent ADSs) under the Directors and Consultants 2007 Plan at exercise prices ranging from US$0.58 to US$1.22 per ordinary share (US$1.16 to US$2.44 per equivalent ADS). Of the 360,000 ordinary shares referenced above, 200,000 ordinary shares (100,000 equivalent ADSs) were granted to directors at an exercise price of US$1.22 per ordinary share (US$2.44 per equivalent ADS) and can only vest in the event of a change in control of the Company.

Trintech Group PLC 2009 Employee Share Purchase Plan for US employees

In July 2009, the Company obtained shareholder approval for the establishment of the Trintech Group PLC 2009 Employee Share Purchase Plan (the “2009 Employee Share Purchase Plan”) for Trintech’s U.S. employees. The 2009 Employee Share Purchase Plan is intended to qualify under Section 423 of the U.S. Internal Revenue Code of 1986 and contains six month offering periods. The offering periods generally start on the first trading day on or after March 1 and September 1 of each year and the first offering period commenced on September 1, 2009.

The 2009 Employee Share Purchase Plan permits participants to purchase Ordinary Shares of the Company at 85% of the lower of the fair market value on the first day of the applicable offering period or on the last day of the six-month purchase period, through payroll deductions of up to 15% of the participant’s compensation.

This plan replaced the 1999 Employee Share Purchase Plan which expired in August 2009.

Trintech Group PLC 1999 Employee Share Purchase Plan for US employees

In August 1999, the Company obtained shareholder approval for the establishment of the Trintech Group PLC 1999 Employee Share Purchase Plan (the “1999 Employee Share Purchase Plan”) for Trintech’s U.S. employees. The 1999 Employee Share Purchase Plan was intended to qualify under Section 423 of the U.S. Internal Revenue Code of 1986 and historically contained consecutive, overlapping, twenty-fourth month offering periods. Each offering period included four six-month purchase periods. Effective for offering periods commencing on or after September 1, 2007, the 1999 Employee Share Purchase Plan was implemented by six-month offering periods. Offering periods that commenced prior to September 1, 2007 were terminated after shares were purchased for the purchase period ended August 31, 2007. The offering periods generally started on the first trading day on or after March 1 and September 1 of each year.

The 1999 Employee Share Purchase Plan permitted participants to purchase Ordinary Shares of the Company at 85% of the lower of the fair market value on the first day of the applicable offering period or on the last day of the six-month purchase period, through payroll deductions of up to 15% of the participant’s compensation.

This plan expired in August 2009 and management obtained shareholder approval for a new plan, as described above, at the annual shareholders meeting in July 2009.

Trintech Group PLC Share Option 1997 Scheme

The Company established the Trintech Group PLC Share Option 1997 Scheme (the “1997 Scheme”) on May 28, 1997. The 1997 Scheme was approved by the Company’s shareholders on November 21, 1997. The purpose of the 1997 Scheme was to attract and retain the best available personnel to promote the success of the Company’s business. The Company is required to keep available sufficient authorized but un-issued shares to satisfy the Company’s obligations under the 1997 Scheme.

Under the 1997 Scheme, all of the Company’s key employees and executive directors as well as those of the Company’s subsidiaries were eligible to receive grants of non-statutory options. In addition, US resident employees and executive directors were eligible to receive grants of incentive stock options intended to qualify under Section 422 of the U.S. Internal Revenue Code of 1986.

The 1997 Scheme was administered by the Company’s Compensation Committee, which selected the persons to whom options were granted, determined the number of shares to be made subject to each grant and prescribed other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant and made all other decisions relating to the operation of the scheme.

The 1997 Scheme expired in May 2007.

Trintech Group PLC Directors and Consultants 1998 Share Option Scheme

On April 22, 1998, the Company established the Trintech Group PLC Directors and Consultants 1998 Share Option Scheme (the “Directors and Consultants 1998 Plan”). The purpose of the Directors and Consultants 1998 Plan was to attract and retain the best available directors and consultants and to promote the success of the Company’s business.

Under the Directors and Consultants 1998 Plan, all of the Company’s directors and consultants as well as those of the Company’s subsidiaries were eligible to receive grants of non-statutory options. In addition, US resident directors and consultants were eligible to receive a grant of incentive stock options intended to qualify under Section 422 of the U.S. Internal Revenue Code of 1986. The Directors and Consultants 1998 Plan was administered by the Company’s Compensation Committee, which selected the persons to whom options were granted, determined the number of shares to be made subject to each grant and prescribed other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant and made all other decisions relating to the operation of the Directors and Consultants 1998 Plan.

The Directors and Consultants 1998 Plan expired in April 2008.

Trintech Group PLC Employee Savings Related Share Option Scheme for Irish Employees

In August 1999, the Company obtained shareholder approval for the establishment of the Trintech 1999 Employee Savings Related Share Option Scheme for our Irish employees. The 1999 savings related scheme applies to all of our qualifying Irish employees and is intended to be an approved scheme under Schedule 12A to the Taxes Consolidation Act 1997 of the Republic of Ireland. The eligible employees may apply for an option to purchase Ordinary Shares of the Company at a discount of 15% to the market value of Ordinary Shares on the last day on which the Ordinary Shares were traded before grant. Participants must enter into approved savings arrangements, the purpose of which is to fund the cost of the exercise of the option. As of October 31, 2009, no shares had been issued under this scheme.

A summary of the Company’s stock option activity and related information for the nine months ended October 31, 2009 and 2008 is as follows:

	October 31, 2009		October 31, 2008
	Options	Weighted- average exercise price	Options	Weighted- average exercise price
Outstanding at beginning of period	6,232,014	$1.63	4,509,214	$1.91
Granted	181,800	0.93	2,399,200	1.23
Cancelled	(98,104)	0.66	(160,408)	2.38
Forfeited	(303,650)	1.50	(619,954)	1.39
Exercised	(36,250)	0.56	(1,250)	0.60

Outstanding at end of period	5,975,810	$1.64	6,126,802	$1.68

Exercisable at end of period	3,608,474	$1.91	3,433,124	$1.90

	October 31, 2009		October 31, 2008
	Fair value	Weighted- average exercise price	Fair value	Weighted- average exercise price
Weighted-average fair value of options granted during the period for options whose exercise price equals the market price of the Ordinary Shares on the date of grant	$0.58	$0.93	$0.56	$1.23

Exercise prices for options outstanding as of October 31, 2009 ranged from US$0.50 to US$2.96 per share. The breakdown of outstanding options at October 31, 2009 by price range is as follows:

	Outstanding share options				Exercisable share options
Range of exercise prices	Number of share options	Weighted- average remaining life (years)	Weighted- average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)	Number of share options	Weighted- average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)
$ 0.50 — 1.22	819,988	4.90	$0.91		233,856	$1.05
$ 1.23 — 1.24	1,507,100	5.28	1.23		81,752	1.23
$ 1.25 — 1.77	1,560,650	2.52	1.48		1,420,166	1.47
$ 1.78 — 2.96	2,088,072	2.90	2.33		1,872,700	2.37

	5,975,810	3.68	$1.64	$617	3,608,474	$1.91	$143

The weighted average remaining contractual term for options exercisable as of October 31, 2009 is 2.55 years.

The aggregate intrinsic value for exercised share options was US$19,000 during the three and nine months ended October 31, 2009.

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on Trintech’s closing share price of US$2.70 as of October 31, 2009, which would have been received by the option holders had all option holders exercised their options as of that date.

Valuation and expense information under FASB ASC 718

The following table summarizes the share-based compensation expense related to employee share options, and employee share purchases under FASB ASC 718 for the periods presented which was allocated as follows:

	Three months ended October 31,		Nine months ended October 31,
	2009	2008	2009	2008
	(U.S. dollars in thousands)
Cost of revenue-license	$1	$1	$3	$4
Cost of revenue-services	12	16	30	44
Research and development	13	16	30	44
Sales and marketing	22	49	75	145
General and administrative	78	124	228	508

Total	$126	$206	$366	$745

The fair value for these share options was estimated at the date of grant using a Black Scholes option-pricing model with the following weighted-average assumptions:

	Three months ended October 31,		Nine months ended October 31,
	2009	2008	2009	2008
Risk-free interest rate (%)	2.42	2.92	2.41	2.98
Expected dividend yield (%)	0	0	0	0
Expected volatility	0.80	0.61	0.78	0.55
Expected life (years)	4.6	4.6	4.6	4.6

The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield of zero is based on the fact that the Company has never paid cash dividends and has no current intention to pay cash dividends. Expected volatility is based on historical volatility of the Company’s shares over the period commensurate with the expected life of the options. The expected life of options granted is derived from historical data on employee exercise and post-vesting employment termination behavior. The Company used the straight-line method for expense attribution.

The Company’s estimated option forfeiture rate in the three and nine months ended October 31, 2009 and 2008, based on its historical option forfeiture experience, is approximately 3.82% and 2.2%, respectively. The Company will record additional expense if the actual option forfeitures are lower than estimated and will record a recovery of prior expense if the actual option forfeitures are higher than estimated.

The Company anticipates it will recognize a total of US$894,000 as compensation expense for the fiscal years 2010 to 2013 (inclusive), including US$366,000 recognized for the nine months ended October 31, 2009. This assumes there are no adjustments to compensation expense due to actual cancellations, modifications or new awards granted.

11.	Restructuring Charge

Due to the difficult business trading environment in the US in fiscal 2009, the Company established a restructuring plan to rationalize, integrate and re-align the resources of the Company. This restructuring plan included workforce reductions and abandoning of excess lease facilities. The workforce reduction was designed to eliminate duplicate staff positions following the acquisition of the Movaris business and to enable the Company to better align the cost structure during the current economic downturn, which had adversely impacted revenues, elongated selling cycles, and delayed, suspended or reduced the demand for certain products. The lease facility reductions allowed the Company to consolidate its workforce within the offices better matching their size and needs; it also is designed to allow the Company to match operational costs more closely with projected need levels. Prior to implementation of the restructuring plan, both the workforce and the facilities were larger than necessary for the Company’s level of business activity. The business environment had not significantly improved as the Company moved into fiscal 2010 and as a result the Company had additional workforce reductions of US$253,000 in the first nine months of fiscal 2010 of which US$245,000 was for the Governance, Risk and Compliance, or GRC segment and US$8,000 was for the Healthcare segment. There was no restructuring charge for the three months ended October 31, 2009. The restructuring plan is now complete. The cumulative amount of restructuring charges under this plan through October 31, 2009 was US$505,000.

The following table summarizes the Company’s restructuring activity for the nine months ended October 31, 2009:

	Employee Severance and Benefits	Consolidation of Facilities and Operations	Total
	(U.S. dollars in thousands)
Restructuring provision at January 31, 2009	$6	$64	$70
Restructuring expense	253	—	253
Amounts paid	(259)	(64)	(323)

Restructuring provision at October 31, 2009	$—	$—	$—

12.	Segment Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available that is evaluated by the chief operating decision maker or decision making group to make decisions about how to allocate resources and assess performance in accordance with FASB ASC 280 “Disclosures about Segments of an Enterprise and Related Information” and related interpretations. The Company’s chief operating decision maker is the President. The Company splits its operations between GRC (formerly referred to as Funds Management Systems’ or FMS) and Healthcare (also known as Concuity).

Segment net income consists of total segment revenues offset only by expenses directly attributable to that segment. Depreciation and amortization of long-lived assets are allocated based on general cost allocations. Administrative expenses relating to the management and operation of a public company covering marketing, human resources, senior management, non-executive directors, professional fees, directors and officers insurance, facilities, acquisition related charges and other corporate costs are included in determining our consolidated operating income. However, these expenses are not allocated to the operating segments, and, therefore, are not included in segment net income (loss).

Three months ended October 31, 2009

(U.S. dollars in thousands)

	GRC	Healthcare	Segments Total	All Other	Consolidated Total
Revenues	$8,496	$1,505	$10,001	$—	$10,001
Cost of sales	2,389	752	3,141	194	3,335

Gross profit	6,107	753	6,860	(194)	6,666
Operating expenses	4,054	678	4,732	1,431	6,163

Operating profit (loss)	2,053	75	2,128	(1,625)	503
Non-operating income, net	—	—	—	9	9

Net income (loss) from continuing operations	$2,053	$75	$2,128	$(1,616)	$512

Segment assets	$5,201	$2,249	$7,450	$24,213	$31,663

Segment goodwill	$20,290	$3,713	$24,003	$—	$24,003

Three months ended October 31, 2008

(U.S. dollars in thousands)

	GRC	Healthcare	Segments Total	All Other	Consolidated Total
Revenues	$8,672	$1,442	$10,114	$—	$10,114
Cost of sales	2,580	811	3,391	242	3,633

Gross profit	6,092	631	6,723	(242)	6,481
Operating expenses	4,785	1,004	5,789	1,423	7,212

Operating profit (loss)	1,307	(373)	934	(1,665)	(731)
Non-operating income, net	—	—	—	366	366

Net income (loss) from continuing operations	$1,307	$(373)	$934	$(1,299)	$(365)

Segment assets	$6,349	$888	$7,237	$26,759	$33,996

Segment goodwill	$19,514	$3,818	$23,332	$—	$23,332

Nine months ended October 31, 2009

(U.S. dollars in thousands)

	GRC	Healthcare	Segments Total	All Other	Consolidated Total
Revenues	$24,590	$4,505	$29,095	$—	$29,095
Cost of sales	6,488	2,274	8,762	576	9,338

Gross profit	18,102	2,231	20,333	(576)	19,757
Operating expenses	12,857	2,284	15,141	4,152	19,293

Operating profit (loss)	5,245	(53)	5,192	(4,728)	464
Non-operating income, net	—	—	—	240	240

Net income (loss) from continuing operations	$5,245	$(53)	$5,192	$(4,488)	$704

Segment assets	$5,201	$2,249	$7,450	$24,213	$31,663

Segment goodwill	$20,290	$3,713	$24,003	$—	$24,003

Nine months ended October 31, 2008

(U.S. dollars in thousands)

	GRC	Healthcare	Segments Total	All Other	Consolidated Total
Revenues	$26,411	$3,829	$30,240	$—	$30,240
Cost of sales	7,183	2,085	9,268	714	9,982

Gross profit	19,228	1,744	20,972	(714)	20,258
Operating expenses	15,720	2,682	18,402	4,304	22,706

Operating profit (loss)	3,508	(938)	2,570	(5,018)	(2,448)
Non-operating income, net	—	—	—	630	630

Net income (loss) from continuing operations	$3,508	$(938)	$2,570	$(4,388)	$(1,818)

Segment assets	$6,349	$888	$7,237	$26,759	$33,996

Segment goodwill	$19,514	$3,818	$23,332	$—	$23,332

The Company only reports direct operating expenses under the control of the chief operating decision maker in the segmental information disclosed. The Company does not report corporate costs, interest income (expense), income taxes or identifiable assets by industry segment, other than capital expenditures, deferred costs and accounts receivable, to the President.

The following tables reconcile segment income before provision for income taxes to consolidated loss before provision for income taxes and segment assets to consolidated total assets.

	Three months ended October 31,		Nine months ended October 31,
	2009	2008	2009	2008
	(U.S. dollars in thousands)
Operating profit for reportable segments	$2,128	$934	$5,192	$2,570
Unallocated amounts:
Central overheads	(906)	(818)	(2,676)	(2,380)
Amortization	(593)	(641)	(1,779)	(1,893)
Share-based compensation	(126)	(206)	(366)	(745)
Interest income, net	5	73	42	265
Exchange gain, net	64	151	291	252

Income (loss) before income taxes	572	(507)	704	(1,931)
Provision for income taxes	(60)	142	—	113

Net income (loss) from continuing operations	$512	$(365)	$704	$(1,818)

Total assets for reportable segments as of October 31			$7,450	$7,810
Total goodwill for reportable segments as of October 31			24,003	23,332
Intangible assets for reportable segments as of October 31			3,530	5,961
Unallocated amounts:
Cash and cash equivalents			18,715	16,840
Restricted cash			170	1,308
Prepaid expenses and other assets			1,351	1,303
Property and equipment, net			11	19
Net current deferred tax asset			436	755

Total assets from continuing operations as of October 31			$55,666	$57,328

The distribution of net revenue and long-lived assets by geographical area was as follows:

	Three months ended October 31,		Nine months ended October 31,
	2009	2008	2009	2008
	(U.S. dollars in thousands)
Net revenue:
United States of America	$8,426	$8,881	$25,726	$26,403
Europe	802	905	2,021	3,085
Rest of World	773	328	1,348	752

Total	$10,001	$10,114	$29,095	$30,240

	Nine months ended October 31,
	2009	2008
	(U.S. dollars in thousands)
Long-Lived Assets:
United States of America	$13,587	$12,894
United Kingdom	30	59
Ireland	16,283	17,663

Total	$29,900	$30,616

13.	Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-14, Software (Topic 985) Certain Arrangements That Contain Software Elements — a consensus of the FASB Emerging Issues Task Force (“EITF”) (“ASU 2009-14”), which amends the scope of software revenue guidance in Accounting Standards Codification (“ASC”) Subtopic 985-605, Software-Revenue Recognition, to exclude tangible products containing software and non-software components that function together to deliver the product’s essential functionality.

In October 2009, FASB issued ASU No. 2009-13, Revenue Recognition (Topic 605) Multiple-Deliverable Revenue Arrangements — a consensus of the FASB EITF (“ASU 2009-13”), which eliminates the residual method of allocation and requires the relative selling price method when allocating deliverables of a multiple-deliverable revenue arrangement. ASU 2009-13 specifies the best estimate of a selling price is consistent with that used to determine the price to sell the deliverable on a standalone basis. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition.

ASU 2009-14 and ASU 2009-13 are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, and must be adopted in the same period using the same transition method. If adoption is elected in a period other than the beginning of a fiscal year, the amendments in these standards must be applied retrospectively to the beginning of the fiscal year. Full retrospective application of these amendments to prior fiscal years is optional. Companies may elect early adoption of these standards. The Company is currently assessing the timing of adoption and affects that ASU 2009-14 and ASU 2009-13 will have on its consolidated results of operations and financial condition.

14.	Acquisitions and Divestures

On February 14, 2008, the Company acquired the outstanding shares of Movaris, Inc., a privately held company in the U.S. for an initial consideration of US$8.8 million subject to final adjustment related to performance related contingent consideration. The Company will not be obligated to pay any performance related contingent consideration. The total purchase costs comprise US$7.1 million in cash, 507,765 Trintech American Depositary Shares (ADSs) amounting to US$1.3 million valued at the time of the closing of the acquisition and transaction costs of US$372,000. The ADSs were subject to a lock-up arrangement that expired on February 14, 2009. The initial total purchase costs of US$8.8 million has been allocated, based on their respective fair values, to non-current assets (purchased technology and acquired customer base) of US$3.3 million, goodwill of US$5.7 million and net liabilities assumed of US$240,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill was not amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of three to five years. The assets, liabilities, and operating results of the acquired business have been included in the accompanying financial statements from the date of acquisition.

15.	Subsequent Events

No subsequent events have been identified up to December 15, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Company’s condensed consolidated financial statements. The following discussion and analysis of financial condition, changes in financial condition and results of operations contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements about customer demand, plans and objectives of management and market growth and opportunity. The words “anticipate”, “believe”, “estimate”, “expect”, “forecast”, “intend”, “may”, “plan”, “project”, “predict”, “should” and “will” and similar expressions as they relate to the Company are intended to identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that are difficult to predict. Actual results could differ materially from those indicated by such forward-looking statements. Factors that could cause such results to differ materially include those factors more fully discussed in the section entitled “Factors That May Affect Future Results” appearing elsewhere in this report and in Trintech’s Form 20-F for the fiscal year ended January 31, 2009, filed with the U.S. Securities and Exchange Commission.

“Fiscal 2007” refers to the fiscal year ended January 31, 2007, “fiscal 2008” refers to the fiscal year ended January 31, 2008, “fiscal 2009” refers to the fiscal year ended January 31, 2009, “fiscal 2010” refers to the fiscal year ending January 31, 2010, and “fiscal 2014” refers to the fiscal year ending January 31, 2014.

A.	Operating Results

Overview

We are a leading global provider of integrated financial governance, transaction risk management, and compliance solutions for commercial, financial and healthcare markets worldwide. Our recognized expertise in reconciliation process management, financial data aggregation, revenue and cost cycle management, financial close, risk management and compliance enables customers to gain greater stability and control over their critical financial processes leading to better overall business performance. Over 600 organizations are realizing the benefits of Trintech’s configurable and highly scalable solutions to: improve performance through stronger management of the revenue cycle and disbursements; ensure the accuracy and integrity of financial data; identify and reduce transaction risk; improve the quality and timelines of financial reporting; and strengthen internal controls to support compliance requirements.

The Company operates in two segments: GRC and Healthcare.

GRC Business

GRC is primarily engaged in marketing and selling licenses for the Company’s financial governance, transaction risk management and compliance software and related maintenance, development and installation services. GRC includes the business of DataFlow which is engaged in the retrieval, processing, aggregation and delivery of transaction data in daily bank statements. The GRC business generated revenues of US$8.5 million and US$24.6 million for the three and nine months ended October 31, 2009. The GRC business has in excess of 580 customers.

Healthcare Business

The Healthcare division was formed in June 2006, to help healthcare providers, payers and financial institutions optimize the claim to payment transaction process, including transaction reconciliation and workflow management of exceptions. The Healthcare division primarily operates on a Software-as-a-service or SaaS model. The Healthcare division generated revenues of approximately US$1.5 million and US$4.5 million for the three and nine months ended October 31, 2009 and has in excess of 20 customers.

Revenues

The Company’s revenues are primarily derived from two sources:

License Revenue. Software license revenues, which represented 54% and 53% of total revenue for the three and nine months ended October 31, 2009, is derived from license fees from the Company’s financial governance and transaction risk management software and the provision of related support and maintenance services to customers. Customer support and maintenance fees are established as a percentage of the software license price, typically ranging from 15% to 18% per year, based on the level of support provided, and are generally paid annually. The Company also licenses its software on a hosted basis, where the Company hosts the software on the customer’s behalf.

Service Revenues. The Company derives service revenues, which represented 46% and 47% of total revenue for the three and nine months ended October 31, 2009, from data delivery services, SaaS fees, consulting services, educational and training services, customization services and implementation services.

Total revenues from customers in the United States were US$8.4 million and US$25.7 million in the three and nine months ended October 31, 2009, respectively and US$8.9 million and US$26.4 million in the three and nine months ended October 31, 2008, respectively. This represented approximately 84% and 88% of total revenues in the three and nine months ended October 31, 2009 and 88% and 87% of total revenues in the three and nine months ended October 31, 2008. Total revenues from customers in Europe were US$802,000 and US$2.0 million in the three and nine months ended October 31, 2009, respectively and US$905,000 and US$3.1 million in the three and nine months ended October 31, 2008, respectively. This represented approximately 8% and 7% of total revenues in the three and nine months ended October 31, 2009 and approximately 9% and 10% of total revenues in the three and nine months ended October 31, 2008. Total revenues from customers located in the rest of the world were US$773,000 and US$1.4 million for the three and nine months ended October 31, 2009, respectively and US$328,000 and US$752,000 in the three and nine months ended October 31, 2008, respectively. This represented approximately 8% and 5% of total revenues for the three and nine months ended October 31, 2009 and approximately 3% and 2% of total revenues for the three and nine months ended October 31, 2008.

Recurring revenues accounted for 67% and 68% of total revenue in the three and nine months ended October 31, 2009 and was derived from the provision of annual license fees, transaction services, support and ASP fees. Recurring revenues accounted for 62% and 60% in the three and nine months ended October 31, 2008.

Cost of Revenues

Cost of license revenues includes shipping, software documentation, labor, third-party license fees and other costs associated with the delivery of software products from which license revenues are derived, the cost of providing after-sale support and maintenance services to customers and the amortization of acquired technology costs. Cost of service revenues includes labor, travel and other non-recoverable costs associated with the delivery of services to customers.

The Company defers sales commission and implementation costs on Healthcare SaaS contracts. These deferred costs are separately disclosed in the accompanying consolidated balance sheets. The deferred commission amounts are amortized over the future revenue streams of the Healthcare SaaS customer contracts. Amortization of deferred commissions is included in sales and marketing expense in the accompanying consolidated statements of operations. The implementation costs incurred prior to revenue recognition are deferred and amortized over the remaining contract term which typically ranges from 24 months to 60 months. Amortization of deferred implementation costs is included in cost of service revenues in the consolidated statements of operations.

Deferred costs are analyzed for recoverability purposes on an ongoing basis and capitalized costs are expected to be fully recoverable.

Operating Expenses

Research and development expenses consist primarily of labor and associated costs connected with the development of the Company’s software products. Sales and marketing expenses consist of labor costs, including commissions, travel and other costs associated with sales activity, and advertising, trade show participation, public relations and other marketing costs. General and administrative expenses consist primarily of labor and recruitment costs, facilities costs, telephone and other office costs and depreciation. Amortization of purchased intangible assets consists primarily of the amortization of acquired customer bases, recorded in connection with the Company’s acquisitions in fiscal 2004, fiscal 2007 and fiscal 2009.

Taxation

The Company operates as a holding company with operating subsidiaries in Ireland, the United Kingdom, the United States and two financing subsidiaries in the Cayman Islands. Each subsidiary is taxed based on the laws of the jurisdiction in which it is incorporated. Because taxes are incurred at the subsidiary level, and one subsidiary’s tax losses cannot be used to offset the taxable income of subsidiaries in other tax jurisdictions, the Company’s consolidated effective tax rate may increase to the extent that the Company reports tax losses in some subsidiaries and taxable income in others. In addition, the Company’s tax rate may also be affected by costs that are not deductible for tax purposes, such as amortization of purchased intangibles and share-based compensation.

The Company has significant operations, and generates a large majority of its taxable income, in the United States. It also has trading entities in the United Kingdom and the Republic of Ireland. Some of the Company’s Irish operating subsidiaries are taxed at rates substantially lower than U.S. tax rates. One Irish subsidiary currently qualifies for a 10% tax rate which, under current legislation, will remain in force until December 31, 2010. Another Irish subsidiary qualifies for an exemption from income tax as the Company’s revenue source is license fees from qualifying patents within the meaning of Section 234 of the Irish Taxes Consolidation Act, 1997. The Company currently anticipates that it will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and the Company’s tax situation may change. In addition, if these subsidiaries were no longer to qualify for these tax rates or if the tax laws were rescinded or changed, the Company’s operating results could be materially adversely affected.

Currencies

A portion of the Company’s revenue, costs, assets and liabilities are denominated in currencies other than the U.S. dollar, and all of our subsidiaries, other than our U.S. and Cayman Islands subsidiaries, have functional currencies other than the U.S. dollar. These currencies fluctuate significantly against the U.S. dollar. As a result of the currency fluctuations, primarily the U.S. dollar with the euro and the pound sterling, and the conversion to U.S. dollars for financial reporting purposes, we experience fluctuations in the Company’s operating results on an annual and a quarterly basis. As a result of such currency fluctuations, the Company recognized an exchange gain of US$64,000 and US$291,000 in the three and nine months ended October 31, 2009. From time to time the Company has in the past and may in the future hedge against the fluctuations in exchange rates. Future hedging transactions may not successfully mitigate losses caused by currency fluctuations. The Company expects to continue to experience exchange rate fluctuations on an annual and quarterly basis, and currency fluctuations could have a material adverse impact on the Company’s results of operations.

Share-based Compensation

The Company recognizes share-based compensation in accordance with FASB ASC 718, “Stock Compensation”. The Company anticipates it will recognize an aggregate of US$894,000 as compensation for the fiscal years 2010 to 2013 (inclusive), including US$366,000 recognized for the nine months ended October 31, 2009. This assumes there are no adjustments to compensation expense due to actual cancellations, modifications or new awards granted.

Acquisition History

On February 14, 2008, the Company acquired the outstanding shares of Movaris, Inc., a privately held company in the U.S. for an initial consideration of US$8.8 million subject to final adjustment related to performance related contingent consideration. The Company will not be obligated to pay any performance related contingent consideration. The total purchase costs comprise US$7.1 million in cash, 507,765 Trintech American Depositary Shares (ADSs) amounting to US$1.3 million valued at the time of the closing of the acquisition and transaction costs of US$372,000. The ADSs were subject to a lock-up arrangement that expired on February 14, 2009. The initial total purchase costs of US$8.8 million has been allocated, based on their respective fair values, to non-current assets (purchased technology and acquired customer base) of US$3.3 million, goodwill of US$5.7 million and net liabilities assumed of US$240,000. The acquisition was accounted for in accordance with SFAS No. 141. Accordingly, goodwill was not amortized. Non-current assets are being amortized on a straight-line basis over their estimated useful economic lives of three to five years. The assets, liabilities, and operating results of the acquired business have been included in the accompanying financial statements from the date of acquisition.

Critical Accounting Policies and Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company’s financial statements.

Revenue recognition. The Company’s revenues are derived from license fees and charges for services.

The Company recognizes license revenue in accordance with FASB ASC 605-10 “Revenue Recognition” and FASB ASC 985-605 “Software Revenue Recognition”. For license arrangements that do not require significant production, modification or customization of the software, the Company recognizes license revenues when: (1) persuasive evidence of an arrangement with a customer exists; (2) delivery to the customer has occurred; (3) the fee to be paid by the customer is fixed or determinable; and (4) collection is probable.

If the license fee due from the customer is not fixed or determinable, revenues are recognized as payment becomes due, assuming all other revenue recognition criteria have been met. We assess whether fees are fixed or determinable at the time of sale and recognize revenues if all other revenue recognition requirements are met. Our standard payment terms are net 30; however, terms may vary based on the country in which the agreement is executed. Payments that are due within six months are generally deemed to be fixed or determinable based on our successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition. If collection of the fees from the customer is not considered probable, revenue is recognized when the fee is collected. Revenue arrangements with resellers are recognized, net of fees, when persuasive evidence is received that the reseller has sold the products to an end user customer and all other revenue recognition criteria are met.

FASB ASC 985-605, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. Revenue recognized from multiple-element arrangements is allocated to various elements of the arrangement based on the relative fair values of the elements specific to the Company. The Company’s determination of fair value of each element in multi-element arrangements is based on vendor-specific objective evidence (“VSOE”). The Company limits its assessment of VSOE for each element to either the price charged when the same element is sold separately or the price established by management, having the relevant authority to do so, for an element not yet sold separately.

If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

Revenue allocated to maintenance and support is recognized ratably over the maintenance term, typically one year. Revenue allocated to implementation, training and other service elements is recognized as the services are performed. The Company obtains VSOE for maintenance from substantive renewal rates based on consistent percentages of the license fee.

Service revenues are derived mainly from implementation, training, SaaS and hosting services. Implementation and training services are provided primarily on a time and materials basis for which revenues is recognized in the period that the services are provided.

Arrangements that include services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are not considered essential, the revenue allocable to the software services is recognized as the services are performed. Only the company’s discontinued operations for fiscal 2007 had contracts where services were considered essential to the functionality of the software and the amount of revenue recognized was based on the total license and service fees under the agreement and the percentage of completion achieved. The revenue was allocated to license and service revenue based on the fair value of the service portion with the residual value allocated to the license portion of the arrangement. The percentage of completion is measured by monitoring progress using records of actual time incurred to date in the project compared to the total estimated project requirements, which corresponds to the costs related to earned revenues. Estimates of total project requirements are based on prior experience of customization of similar software and delivery of similar services and are reviewed and updated regularly by management. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. No such estimated losses were identified in any of the periods presented.

The Company also offers hosting arrangements. With hosting arrangements the Company installs and runs software applications through its own or third-party’s servers giving customers access to the application via the internet or a dedicated line. Hosting arrangements are within the scope of FASB ASC 985-605 if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software without significant penalty. Assuming all other revenue recognition criteria have been met, and VSOE has been established for the hosting element, revenue is recognized on the portion of the fee attributable to the license on delivery, while the portion of the fee related to the hosting element would be recognized ratably as the service is provided.

In SaaS term-based arrangements, where the customer does not have the contractual right to take possession of software, SaaS fees are recognized on a monthly basis over the term of the contract commencing when the customer has access to the software. For SaaS arrangements, we evaluate whether each of the elements in these arrangements represents a separate unit of accounting, as defined by FASB ASC 605-25, using all applicable facts and circumstances, including whether (i) we sell or could readily sell the element unaccompanied by the other elements, (ii) the element has stand-alone value to the customer, (iii) there is objective reliable evidence of the fair value of the undelivered item, and (iv) there is a general right of return. Revenues from our SaaS operations are recognized in accordance with FASB ASC 605-10, generally over the term of the contract. SaaS agreements are generally one to five years in duration and provide for quarterly billing. Revenues related to the customer’s initial set up and implementation that we determine not to have a stand-alone value to the customer are deferred and subsequently recognized over the expected term of the SaaS agreement.

Allowance for doubtful accounts. The allowance for doubtful accounts receivable is based on the Company’s assessment of the collectability of specific customer accounts and the aging of accounts receivable. The Company maintains an allowance for doubtful accounts at an amount the Company estimates to be sufficient to provide for actual losses resulting from collecting less than full payment on our receivables. A considerable amount of judgment is required when the Company assesses the realizability of receivables, including assessing the probability of collection and the current credit-worthiness of each customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, an additional provision for doubtful accounts might be required. In cases where we are aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, the Company records a specific allowance against amounts due, and thereby reduces the net recognized receivable to the amount we reasonably believe will be collected.

Accounting for Income Taxes. Deferred income taxes are recognized based on temporary timing differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the statutory tax rates and laws expected to apply to taxable income in the years in which temporary differences are expected to reverse. Valuation allowances are provided against the gross deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the timing of the temporary differences becoming deductible. Management considers, among other available information, scheduled reversals of deferred tax liabilities, projected future taxable income and other matters in making this assessment.

Significant judgment is required in determining our worldwide income tax provision. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and net income in the period in which such determination is made.

The amount of income taxes we pay is subject to ongoing audits by federal, state and foreign tax authorities, which sometimes result in proposed assessments. Our estimate for the potential outcome for any uncertain tax issue is highly judgmental. We believe we have adequately provided for any reasonably foreseeable outcome related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved or when statutes of limitation on potential assessments expire. As a result, our effective tax rate may fluctuate significantly on a quarterly basis.

Impairment of Non-current Assets and Goodwill. The Company periodically assesses the impairment of long-lived assets, including identifiable intangibles and related goodwill, in accordance with the provisions of FASB ASC 350, “Goodwill and Other Intangible Assets”. An impairment review is performed on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Factors the Company considers important which could trigger an impairment review include, but are not limited to, (1) significant under performance relative to historical or expected operating results, (2) significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business, (3) significant negative industry or economic trends, (4) a significant decline in the Company’s share price for a sustained period, and (5) the Company’s market capitalization relative to net book value. When the Company determines that the carrying value of goodwill may not be recoverable, the Company tests for impairment using a projected discounted cash flow model with a discount rate commensurate with the risk inherent in the Company’s current business model.

No goodwill impairments were recognized for fiscal 2007, 2008, 2009 or the nine months ended October 31, 2009.

The Company also assesses the impairment of long-lived assets, in accordance with FASB ASC 360, “Accounting for the Impairment or Disposal of Long-Lived Assets” on a periodic basis. For the purpose of FASB

ASC 360, impairment is the condition that exists when the carrying value of a long-lived asset exceeds its fair value. An impairment loss shall be recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value.

Factors the Company considers important which could trigger an impairment review include, but are not limited to, (1) increased customer competition, (2) significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business and (3) significant negative industry or economic trends. When the Company determines that an impairment review of other long-lived intangible assets is required, the Company tests for impairment using a projected undiscounted cash flow model.

No impairments of long-lived assets were recognized for fiscal 2007, 2008, 2009 or the nine months ended October 31, 2009.

Legal contingencies. The Company is occasionally involved in various claims and legal proceedings. Periodically, the Company reviews the status of each significant matter and assesses the Company’s potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to the Company’s pending claims and litigation and may revise the Company’s estimates. Such revisions in the estimates of the potential liabilities could have a material impact on the Company’s results of operations and financial position.

Quarterly Results of Operations

The following table presents our results of operations expressed as a percentage of total revenues, after giving effect to rounding, for the periods indicated:

	Three months ended October 31,		Nine months ended October 31,
	2009	2008	2009	2008
Revenues:
License	54%	47%	53%	50%
Service	46	53	47	50

Total revenues	100	100	100	100

Cost of revenues:
License	10	6	7	6
Amortization of purchased technology	2	2	2	2
Service	21	28	23	25

Total cost of revenues	33	36	32	33

Gross margin	67	64	68	67

Operating expenses:
Research and development	13	15	14	15
Sales and marketing	22	28	25	31
General and administrative	23	23	23	24
Restructuring charge	—	1	—	1

Amortization of purchased intangible assets	4	4	4	4

Total operating expenses	62	71	66	75

Income (loss) from operations	5	(7)	2	(8)

Interest income, net	0	1	0	1
Exchange gain, net	1	1	1	1

Income (loss) before provision for income taxes	6	(5)	3	(6)
Provision for income taxes	(1)	1	(1)	0

Net income (loss)	5%	(4)%	2%	(6)%

Three months ended October 31, 2009 compared to three months ended October 31, 2008.

Revenues	Three months ended October 31, 2009	Three months ended October 31, 2008	Increase (decrease) from prior period	Percentage change from prior period
	(U.S. dollars in thousands)
License	5,361	4,777	584	12%
Service	4,640	5,337	(697)	(13)%

Total Revenues	10,001	10,114	(113)	(1)%

Nine months ended October 31, 2009 compared to nine months ended October 31, 2008.

Revenues	Nine months ended October 31, 2009	Nine months ended October 31, 2008	Increase (decrease) from prior period	Percentage change from prior period
	(U.S. dollars in thousands)
License	15,472	15,048	424	3%
Service	13,623	15,192	(1,569)	(10)%

Total Revenues	29,095	30,240	(1,145)	(4)%

Total Revenues. In the three months ended October 31, 2009 and 2008, the top five customers collectively accounted for 15% and 11%, respectively, of the Company’s total revenues. In the nine months ended October 31, 2009 and 2008, the top five customers collectively accounted for 12% and 10%, respectively of the Company’s total revenues. There were no customers who individually accounted for more than 10% of total revenues in either period.

License. The increase in license revenues in the three and nine months ended October 31, 2009 was primarily due to stronger GRC license sales in the three months ended October 31, 2009 in the US and some international markets and strong maintenance revenues from existing customers in the US in the nine months ended October 31, 2009.

Service. The decrease in service revenues in the three and nine months ended October 31, 2009 was primarily due to a fall in revenues from our GRC business in the US and European markets which was partially offset by an increase in revenues from ASP services in our Healthcare business in the US.

Three months ended October 31, 2009 compared to three months ended October 31, 2008.

Cost of Revenues	Three months ended October 31, 2009	Three months ended October 31, 2008	Increase (decrease) from prior period	Percentage change from prior period
	(U.S. dollars in thousands)
License	1,028	619	409	66%
Amortization of purchased technology	181	226	(45)	(20)%
Service	2,126	2,788	(662)	(24)%

Total Cost of Revenues	3,335	3,633	(298)	(8)%

Nine months ended October 31, 2009 compared to nine months ended October 31, 2008.

Cost of Revenues	Nine months ended October 31, 2009	Nine months ended October 31, 2008	Increase (decrease) from prior period	Percentage change from prior period
	(U.S. dollars in thousands)
License	2,144	1,705	439	26%
Amortization of purchased technology	543	668	(125)	(19)%
Service	6,651	7,609	(958)	(13)%

Total Cost of Revenues	9,338	9,982	(644)	(6)%

Total Cost of Revenues. Total revenues decreased by 1% and 4% in the three and nine months ended October 31, 2009 compared to the corresponding periods last year and the total cost of revenues decreased by 8% and 6% in the three and nine months ended October 31, 2009 compared to the corresponding periods last year. This resulted in an increase in the gross margin percentage by 3% for the three months ended October 31, 2009 and by 1% in the nine months ended October 31, 2009 compared to the corresponding periods last year.

License. The increase in the cost of license revenues both in absolute dollars and in percentage terms for the three months ended October 31, 2009 compared to the corresponding period in the prior year was due to increased reseller costs during the quarter and additional third party support costs. The increase in the cost of license revenue both in absolute dollars and in percentage terms for the nine months ended October 31, 2009 compared to the corresponding period in the prior year was due to increased reseller costs during the period, increased salary costs and additional third party costs. The cost of license revenue as a percentage of license revenue increased to 19% and 14% for three and nine months ended October 31, 2009 compared to 13% and 11% in the corresponding period last year.

Amortization of purchased technology. The decrease in amortization of purchased technology was due to technology relating to the Assurity acquisition being fully amortized at the end of fiscal 2009.

Service. The service revenues costs decreased both in absolute dollars and in percentage terms for the three and nine months ended October 31, 2009 compared to service revenue costs for the corresponding periods in the prior year. These costs represented 46% and 49% of service revenues for the three and nine months ended October 31, 2009 compared to 52% and 50% for the three and nine months in the prior year. The decrease in service costs was primarily due to a reduction in headcount, reduction in commissions and reduction in travel expenses associated with performance of services.

Three months ended October 31, 2009 compared to three months ended October 31, 2008.

Operating Expenses	Three months ended October 31, 2009	Three months ended October 31, 2008	(Decrease) increase from prior period	Percentage change from prior period
	(U.S. dollars in thousands)
Research and development	1,265	1,580	(315)	(20)%
Sales and marketing	2,181	2,831	(650)	(23)%
General and administrative	2,305	2,286	19	1%

Nine months ended October 31, 2009 compared to nine months ended October 31, 2008.

Operating Expenses	Nine months ended October 31, 2009	Nine months ended October 31, 2008	Decrease from prior period	Percentage change from prior period
	(U.S. dollars in thousands)
Research and development	4,135	4,630	(495)	(11)%
Sales and marketing	7,119	9,368	(2,249)	(24)%
General and administrative	6,550	7,329	(778)	(11)%

Research and Development. The decrease in research and development expenses in the three and nine months ended October 31, 2009 was due to deferred development costs pertaining to a large multi-million contract with a leading US healthcare provider, which was secured in the three months ended April 30, 2009. The decrease was also partially due to a reduction in GRC personnel in the nine months ended October 31, 2009.

Sales and Marketing. The decrease in sales and marketing expenses in the three and nine months ended October 31, 2009 was primarily due to a reduction in salaries and benefits and travelling costs due to decrease in sales and marketing personnel in both the GRC and Healthcare businesses.

General and Administrative. General and administrative expenses remained almost unchanged in the three months ended October 31, 2009 compared to the corresponding period in prior year. General and administrative expenses decreased in the nine months ended October 31, 2009 mainly due to reduction in occupancy costs for our Dallas, Dublin and San Jose offices and overall reduction in travel, office and other expenses compared to the corresponding period in the prior year.

Amortization of purchased intangible assets. Amortization of purchased intangible assets consists primarily of the amortization of acquired customer bases, recorded in connection with the Company’s acquisitions in fiscal 2004, fiscal 2007 and fiscal 2009. The amortization of purchased intangible assets for the three and nine months ended October 31, 2009 remained almost unchanged compared to the corresponding periods in the prior year.

Interest Income, Net. Interest income, net consists of interest income and interest expense. Interest income, net decreased to US$5,000 in the three months ended October 31, 2009 compared to US$73,000 in the three months ended October 31, 2008. Similarly, interest income, net decreased to US$42,000 in the nine months ended October 31, 2009 compared to US$265,000 in the nine months ended October 31, 2008. The decrease was due to lower deposit balances on hand and lower US interest rates compared to the corresponding period in the prior year.

Provision for Income Taxes. Provision for income taxes was US$60,000 expense and US$93,000 expense for the three and nine months ended October 31, 2009, respectively; compared to a US$142,000 credit and US$113,000 credit for the three and nine months ended October 31, 2008, respectively. During the three and nine months ended October 31, 2009, the Company recorded an expense of US$38,000 and US$99,000, respectively for US state taxes and US$30,000 and US$40,000, respectively for UK income taxes. The Company also recorded a US$8,000 credit and a US$46,000 credit in the three and nine months ended October 31, 2009 due to an over estimation of fiscal 2009 tax liabilities and as a final settlement, a refund of US$38,000 from the German tax authorities in respect of the liquidation of Trintech Gmbh.

During the three and nine months ended October 31, 2008, the Company recorded a deferred tax credit of US$130,000 and US$233,000 respectively, for US net operating losses and deductible timing differences incurred during that period. The Company also recorded a tax credit of US$72,000 in the three months ended October 31, 2008 relating to a reversal of reductions in income tax payable resulting from the exercise of stock options and other employee stock programs that were credited to stockholders’ equity in the three and six months ended October 31, 2008. The residual provision for income taxes of US$60,000 and US$120,000 for the three and nine months ended October 31, 2008 reflects state taxes payable in the US and income taxes payable in the UK.

B.	Liquidity and Capital Resources

As of October 31, 2009, the Company had net working capital of US$10.9 million, including cash and cash equivalents totaling US$18.7 million.

Summary Cashflow for the nine months ended October 31, 2009 compared to the nine months ended October 31, 2008.

	Nine months ended October 31,
	2009	2008
	(U.S. dollars in thousands)
Cash and cash equivalents at the beginning of period	17,363	23,766
Net cash provided by operating activities	3,253	3,209
Net cash used in investing activities	(2,128)	(9,043)
Net cash provided by (used in) provided by financing activities	157	(18)
Effect of exchange rate changes on cash and cash equivalents	70	(1,074)
Cash and cash equivalents at the end of period	18,715	16,840

Net cash provided by operating activities was US$3.3 million and US$3.2 million for the nine months ended October 31, 2009 and 2008, respectively. Net cash provided by operating activities in the nine months ended October 31, 2009 resulted from net income from operations, excluding depreciation, amortization of intangible assets, share-based compensation and effect of change in exchange rate, in the aggregate of US$3.1 million and a decrease in working capital of US$172,000. Net cash provided by operating activities in the nine months ended October 31, 2008 resulted from a loss on operations, excluding depreciation, amortization of intangible assets, share-based compensation, gain on sale of discontinued operations and effect of change in exchange rate, in the aggregate of US$1.3 million and a decrease in working capital of US$1.9 million.

Net cash used in investing activities in the nine months ended October 31, 2009 comprised payments relating to the performance based final earn-out payments relating to the Assurity and Concuity acquisitions of US$1 million and US$1.9 million, respectively and capital expenditure of US$120,000 which was partly offset by a decrease in restricted cash deposits of US$970,000. Net cash used in investing activities in the nine months ended October 31, 2008 comprised payments relating to the acquisition of the Movaris and Assurity businesses of US$7.3 million and US$1.4 million, respectively, capital expenditure of US$244,000 and increase in restricted cash deposits of US$970,000 which was partly offset by proceeds relating to the sale of discontinued operations, net of US$920,000.

Net cash provided by financing activities for the nine months ended October 31, 2009 consisted of a decrease in restricted cash deposits of US$173,000, proceeds from the issuance of the Company’s ordinary shares of US$104,000 arising from the exercise of share options which was partially offset by principal payments on capital leases of US$120,000. Net cash used in financing activities for the nine months ended October 31, 2008 consisted of principal payments on capital leases of US$109,000 and repurchase of ordinary shares of US$33,000 which was offset by proceeds from the issuance of the Company’s ordinary shares to the value of US$124,000 arising from the exercise of share options.

In July 2009, the Company’s shareholders re-approved an agreement between First Analysis Securities Corporation and the Company, which gives the board the authority to engage in the repurchase of the Company’s outstanding ordinary shares. Under the program, up to US$5.0 million of the Company’s ordinary shares may be acquired by purchasing American Depositary Shares on the open market, or in negotiated or block trades. The Company did not repurchase any shares during the three and nine months ended October 31, 2009. As of October 31, 2009 approximately US$2.8 million remained available for future repurchases under this program.

As of October 31, 2009, contractual obligations relating to the lease commitments on the Company’s facilities totaled US$4.3 million, payable through fiscal 2014. The Company has estimated it will incur US$3.3 million in net payments over the remaining period of the leases of which US$233,000 will be paid in fiscal 2010 and US$3.1 million thereafter.

As of October 31, 2009, the Company had no other material commitments for capital expenditures or strategic investments.

The Company’s future liquidity and capital requirements will depend upon numerous factors, including the cost and timing of future acquisitions, expansion of product development efforts and the success of these development efforts, the cost and timing of expansion of sales and marketing activities, the extent to which the Company’s existing and new products gain market acceptance, market developments, the level and timing of license revenues and available borrowings under line of credit arrangements.

The Company believes that funds available under the Company’s credit facility and cash and cash equivalents on hand will be sufficient to meet the Company’s projected working capital requirements for at least the next 12 months. However, the underlying assumed levels of revenues and expenses may prove to be inaccurate. We may be required to finance any additional requirements within the next 12 months or beyond through additional equity, debt financings or credit facilities. We may not be able to obtain additional financings or credit facilities, or if these funds are available, they may not be available on satisfactory terms. If funding is insufficient at any time in the future, we may be unable to develop or enhance the Company’s products or services, take advantage of business opportunities or respond to competitive pressures. If we raise additional funds by issuing equity securities, dilution to existing shareholders will result.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s investment policy requires us to invest funds in excess of current operating requirements in marketable securities such as commercial paper, corporate bonds and U.S. government agency fixed income securities. As stated in the Company’s investment policy, we are averse to principal loss and seek to ensure the safety and preservation of invested funds by limiting default and market risks. We mitigate default risk by investing in only investment-grade securities.

As of October 31, 2009, the Company’s cash and cash equivalents consisted primarily of highly liquid investments with maturity of three months or less. We have concluded that this does not result in any material market risk exposure.

Interest rate risk

Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves are subject to interest rate changes. Excess liquidity is invested in short-term interest-bearing investments. Such short-term interest-bearing investments consist primarily of money market funds, with original maturities of 90 days or less. As of October 31, 2009, there were no outstanding short-term loans and there were no outstanding borrowings under our revolving lines of credit or our short-term credit facilities. We are subject to short-term interest rate risk on our short-term investments which we do not expect to be material.

Foreign exchange risk management

Due to the Company’s multinational operations, the Company’s business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses and the US dollar. In particular, the value of the U.S. dollar to the euro and the pound sterling impacts the Company’s operating results.

Our operations are exposed to foreign exchange risk arising from cash flows and financial instruments that are denominated in currencies other than our reporting currency or the relevant subsidiary conducting the business. The purpose of our foreign currency management is to manage the effect of exchange rate fluctuations on certain foreign currency denominated revenues, costs and eventual cash flows and on foreign currency denominated assets and liabilities.

The terms of currency instruments used for hedging purposes are consistent with the timing of the transactions being hedged. We do not use derivative financial instruments for trading or speculative purposes. We use derivative financial instruments, such as forward exchange contracts, to hedge certain forecasted foreign currency denominated transactions expected to occur within the next 12 months. As a policy we only hedge anticipated foreign currency sales and purchase transactions for which we have a firm commitment to a customer or supplier. As of October 31, 2009, the Company had two forward exchange contracts to sell an aggregate of US$454,000 and receive Australian Dollars in return. The fair value of these contracts as of October 31, 2009 was US$1,000 negative.

Furthermore, the Company manages the currency exposure of certain receivables and payables using derivative instruments, such as currency options. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables. These derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under exchange gain, net in the consolidated statement of operations. At October 31, 2009 the Company had no currency options.

The table below provides information about the derivative financial instruments we have entered into that are sensitive to foreign currency exchange rates. The table presents fair values, notional amounts (at the contract exchange rates) and the weighted-average contractual foreign currency exchange rates.

Foreign Currency Risk	Contract Notional Amounts Expected Maturity Date 2009	Fair Value as of October 31, 2009	Weighted- average Contractual Exchange Rate
	(U.S. dollars in thousands)
Derivatives used to manage anticipated cash flows
(Receive AUD, Sell U.S. dollars)	454	(1)	0.9094

Based on the nature and current levels of the Company’s investments and debt, the Company has concluded that there is no material market risk exposure.

Employees

We employed the following numbers of employees as of October 31, 2009 and 2008:

	As of October 31,
	2009	2008
Research and development	35	34
Professional and support services	106	117
Sales and marketing	43	51
Administration	29	29

Total	213	231

Of the Company’s total number of employees, as of October 31, 2009, 21 are located in Europe and 192 are located in North America. The decrease in employee headcount was primarily due to restructuring which involved elimination of duplicate staff positions following the acquisition of the Movaris business in order to enable the Company to better align its cost structure during the current economic downturn.

None of the Company’s employees are represented under collective bargaining agreements.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Neither we nor any of our consolidated subsidiaries are a party to any litigation or arbitration proceedings which could have, or during the last two fiscal years has had, a material adverse effect on our business, financial condition or results of operations.

Pending and future litigation involving the Company’s business, whether as plaintiff or defendant, regardless of the outcome, may result in substantial costs and expenses to the Company’s business and significant diversion of effort by the Company’s technical and management personnel. In addition, litigation either instituted by or against the Company’s business, may be necessary to resolve issues that may arise from time to time in the future.

Furthermore, the Company’s efforts to protect the Company’s intellectual property through litigation may not prevent duplication of the Company’s technology or products. Any such litigation could have a material adverse effect upon the Company’s business, financial condition or results of operations.

There has been substantial litigation in the technology industry regarding rights to intellectual property, and the Company’s business is subject to the risk of claims against it for alleged infringement of the intellectual property rights of others. In addition, the existence of any such claim by a third party may not become known to us until well after we have committed significant resources to the development of a potentially infringing product. From time to time, we have received claims that we have infringed third parties’ intellectual property rights, and there is no assurance that third parties will not claim infringement by us in the future. Any such claims, whether with or without merit, could be time-consuming, result in costly litigation and damage to our reputation, cause product shipment delays, or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all.

FACTORS THAT MAY AFFECT FUTURE RESULTS

In addition to the other factors identified in this Report on Form 6-K, the following risk factors could materially and adversely affect the Company’s future operating results, and could cause actual events to differ materially from those predicted in the Company’s forward looking statements relating to its business.

Conditions and changes in the national and global economic and political environments may adversely affect our business and financial results.

Adverse economic conditions in markets in which we operate can harm our business. During the past year, economic conditions and financial markets became increasingly negative, and global financial markets experienced a severe downturn stemming from a multitude of factors, including adverse credit conditions impacted by the sub-prime mortgage and general credit crisis, slower economic activity, concerns about deflation, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns and other factors. The U.S economy and many other economies around the world have recently been in or are currently in recession. During challenging economic times and in tight credit markets, many customers may delay or reduce technology purchases. This could result in reductions in sales of our products, longer sales cycles, difficulties in collection of accounts receivable, slower adoption of new technologies and increased price competition. In addition, weakness in the end-user market could negatively affect the cash flow of our distributors and resellers who could, in turn, delay paying their obligations to us. This would increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers. Specific economic trends, such as softness in corporate information technology spending, could have a more direct impact on our business. Any of these events would likely harm our business, operating results, cash flows and financial condition.

We will depend on sales of our financial governance, transaction risk management, and compliance software and services to customers located in the United States for a large majority of our total revenues.

A large majority of our total revenues will continue to be derived from the sale of our financial governance, transaction risk management, and compliance products and services. We have historically marketed these products primarily in the United States, which is currently experiencing economic weakness. For the nine months ended October 31, 2009, U.S. customers accounted for 88% of our group revenues. Any material reduction in demand for our products and services in the United States would adversely affect our business, financial condition and results of operations.

Our businesses collect, use and retain personal customer information and enable customer transactions, which presents security risks, requires us to incur expenses and could harm our business.

A number of our businesses collect, use and retain large amounts of personal customer information, including credit card numbers, bank account numbers and passwords, personal and business financial data, social security numbers and other payroll information. These businesses also enable customers to perform various transactions. In addition, we collect and maintain personal information of our employees in the ordinary course of our business. Some of this personal customer and employee information is held by, and some transactions are executed by, third parties. We and our vendors use commercially available security technologies to protect transactions and personal information. We use security and business controls to limit access and use of personal information. However, a third party may be able to circumvent these security and business measures, and errors in the storage, use or transmission of personal information could result in a breach of customer or employee privacy or theft of assets. We employ contractors and temporary and seasonal employees who may have access to the personal information of customers and employees or who may execute transactions in the normal course of their duties. While we conduct background checks of these individuals and limit access to systems and data, it is possible that one or more of these individuals could circumvent these controls, resulting in a security breach. The ability to execute transactions and the possession and use of personal information in conducting our business subjects us to legislative and regulatory burdens that could require notification of a security breach, restrict our use of personal information and hinder our ability to acquire new customers or market to existing customers. We have incurred and will continue to incur significant expenses to comply with mandatory privacy and security standards and protocols imposed by law, regulation, industry standards or contractual obligations.

A major breach of our security measures or those of third parties that execute transactions or hold and manage personal information could have serious negative consequences for our businesses, including possible fines, penalties and damages, reduced customer demand for our services, harm to our reputation and brands, further regulation and oversight by federal or state agencies, and loss of our ability to provide financial transaction services or accept and process customer credit card orders or tax returns. From time to time, we detect, or receive notices from customers or public or private agencies that they have detected, vulnerabilities in our software or in third-party software components that are distributed with our products. The existence of vulnerabilities, even if they do not result in a security breach, can harm customer confidence and require substantial resources to address, and we may not be able to discover or remediate such security vulnerabilities before they are exploited. Although we have sophisticated network and application security, internal control measures, and physical security procedures to safeguard our systems, there can be no assurance that a security breach, loss or theft of personal information will not occur, which could harm our business, customer reputation and results of operations. If our business expands to new industry segments that are regulated for privacy and security, or to countries outside the United States that have more strict data protection laws, our compliance requirements and costs will increase.

New versions and releases of our products could contain errors or defects and we could be subject to potential product liability claims and third party liability claims related to products and services.

Our financial governance, transaction risk management and compliance products are used to deliver reconciliation workflow, revenue enhancement, transaction risk management and accounting compliance functionality. Our software products are complex and, accordingly, could contain undetected errors or be subject to intermittent failures when first introduced or as new versions are released. Any errors, defects or other performance problems could result in financial or other damages to our customers and the loss of, or delay in, market acceptance of our products. A product liability claim brought against us, even if not successful, would likely be time consuming and costly and could seriously harm our business. Although our customer license agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate the limitation of liability provisions. Any claims or litigation could still require expenditures in terms of management time and other resources to defend ourselves. Liability of this sort could require us to implement measures to reduce our exposure to this liability, which may require us, among other things, to expend substantial resources or to discontinue certain product or service offerings. In addition, we may in the future discover technical issues and scalability limitations in new releases or new products after the commencement of commercial shipments or be required to compensate customers for such limitations or errors, as a result of which our business, cash flow, financial condition and results of operations could be materially adversely affected.

We have incurred losses during much of our operating history and we may not be able to consistently maintain profitability.

We incurred net losses of US$1.2 million in fiscal 2009, US$4.3 million in fiscal 2008, US$2.2 million in fiscal 2007 and US$1.5 million in fiscal 2006 (we were profitable in fiscal 2005). To achieve future profitability, we must accomplish numerous objectives, including meeting our sales, margin and operating cost targets in our business and developing successful new products and penetrating new markets and customers. We cannot foresee with any certainty whether we will be able to achieve these objectives in the future. Accordingly, we may not generate sufficient net revenue to achieve future profitability. If we cannot achieve future profitability, we will not be able to support our operations from positive cash flows, and we will continue to use, and may exhaust, our existing cash resources to support operating losses.

Our historical declining cash balance and low share price may affect our potential and current customers’ and partners’ perception of our viability, which in turn could affect our ability to close sales and partnership transactions, and may also affect our ability to consummate acquisitions of products, technologies or businesses. Notwithstanding the fact that we have a substantial cash balance, concerns about our perceived financial viability were a factor in multiple potential and actual customer transactions and partner relationships during much of our operating history. We attribute these concerns primarily to the following: we are not yet consistently profitable on a full fiscal year basis and thus must continue to use our cash balance (offset by revenues) to fund our operations and acquisition related cash requirements; our share price has been, and continues to be, volatile in percentage terms; and some of our competitors are better funded, more established, and/or significantly larger than we are.

We will continue to use our cash balance (offset by revenues) to fund our operations to achieve and sustain profitability on a full fiscal year basis (which may not occur). We expect these concerns about our ability to generate sufficient revenues to sustain profitability to continue during the remainder of fiscal 2010.

We may be unsuccessful in developing and selling new products or in penetrating new markets.

We operate in an environment characterized by changing technologies and industry standards and technological obsolescence. Our competitiveness and future success depend on our ability to develop, market and sell new products and services on a timely and cost effective basis. A fundamental shift in technologies in any of our markets could harm our competitive position within these markets. Our failure to anticipate these shifts, to develop new technologies or to react to changes in existing technologies could materially delay our development of new products, which could result in product obsolescence and decreased revenues. The success of a new product depends on accurate forecasts of long-term market demand and future technological developments, as well as on a variety of specific implementation factors, including:

•	timely and efficient completion of product design;

•	the quality, performance, reliability, safety and security of the product; and

•	the effective marketing, sales and service.

If we fail to introduce new products that meet the demand of our customers or penetrate new markets that we target our resources on, our revenues will likely decrease over time and our financial condition could suffer.

We may fail to adequately integrate acquired products, technologies or businesses.

Over the past several years, we evaluated opportunities to acquire additional product offerings, complementary technologies and businesses and made a number of acquisitions, including the acquisition of Movaris, Inc. in February 2008. The acquisitions we have made have resulted in amortization of acquired intangible assets and diversion of our management’s attention. As a result of these acquisitions, our operating expenses have increased. Furthermore, the current economic slowdown has and may continue to impact the revenues from the acquired businesses and they may not be sufficient to support the costs associated with those businesses without adversely affecting our operating margins.

We may be unable to identify attractive acquisition opportunities or acquire any that we identify on attractive terms. Future acquisitions could result in potentially dilutive issuance of equity securities, the expenditure of a significant portion of our available cash or the incurrence of debt and contingent liabilities, which could materially adversely affect our financial condition. Product and technology acquisitions entail numerous risks, including difficulties in the assimilation of acquired operations, technologies and products, diversion of management’s attention from other business concerns, risks of entering markets in which we have no or limited prior experience and the potential loss of key employees of acquired businesses. Furthermore, the revenues from the acquired businesses may not be sufficient to support the costs associated with those businesses, thereby adversely affecting our operating margins in the future. We may be unable to integrate successfully any operations, personnel or products that have been acquired or that might be acquired in the future and our failure to do so could have a material adverse effect on our results of operations.

We depend on a few key personnel to manage and operate us.

Our success is largely dependent on the personal efforts and abilities of our senior management, including Cyril P. McGuire, our Chief Executive Officer, and R. Paul Byrne, our President. The loss of certain members of our senior management team, including our chief executive officer and president, could have a material adverse effect on our business and prospects.

If we are unable to retain and attract highly skilled personnel with experience in financial governance software and transaction services industries, we may be unable to grow our business.

We are dependent upon the ability to attract and hire, when necessary, as well as train and retain highly skilled technical, sales and marketing, engineering, support and other highly skilled personnel with knowledge in funds management, financial governance, compliance with Sarbanes-Oxley, reconciliation workflow, transaction risk management, internet and other expertise. Competition for experienced and qualified personnel is still high despite the current adverse economic conditions. As a result, we may experience increased compensation costs that may not be offset through either improved productivity or higher sales prices. There can be no assurances that we will be successful in retaining existing personnel or in attracting and recruiting experienced and qualified personnel. Based on our experience, it takes an average of nine months for a salesperson to become fully productive. We may not be successful in increasing the productivity of our sales personnel, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

Our quarterly and annual operating results are difficult to predict because they can fluctuate significantly. This limits our ability to evaluate our historical financial results and increases the likelihood that our results will fall below market analysts’ expectations, which could cause the price of our ADSs to drop rapidly and severely.

We have experienced significant quarterly and annual fluctuations in operating results and cash flows and we expect that these fluctuations will continue and could intensify in future periods.

Quarterly and annual fluctuations have been, and may in the future be, caused by factors which include, without limitation:

•	the size and timing of orders;

•	currency fluctuations;

•	product mix;

•	the rate of acceptance of new software products, product enhancements and technologies;

•	purchasing and payment patterns of our customers;

•	our pricing policies and those of our competitors;

•	ability to control costs;

•	deferral of customer orders;

•	customer buying cycles and changes in these buying cycles;

•	general condition of market or markets served by our customers;

•	general economic factors, including economic slowdown or recession and availability of credit;

•	product or service quality problems, including product defects and related warranty claims, reserves and upgrade program expenses;

•	impact of declines in net revenues in a particular quarter as compared to the relatively fixed nature of our expenses in the short term;

•	impairment charges arising from recent acquisitions or future acquisitions;

•	economic conditions which may affect our customers and potential customers’ budgets for IT expenditure; and

•	timing and market acceptance of new products or product enhancements by either us or our competitors.

In addition, our revenues are difficult to predict for several reasons. These reasons include:

•	recognition of a substantial portion of our revenues in the last month of each quarter historically;

•	the market for our software products, and our competitive landscape is rapidly changing;

•	the sales cycle for some of our products is typically 6 to 12 months and varies substantially from customer to customer; and

•	service contracts in our financial governance business generally can be cancelled with 30 days notice.

As a result of the factors listed above, among others, we believe that our quarterly revenues, expenses and operating results are likely to continue to vary significantly in the future. As a result, if revenues in any quarter fall below expectations, expenditure levels could be disproportionately high as a percentage of revenues, and our business and operating results for that quarter could be materially adversely affected.

Regulatory compliance, including the cost of complying with legislative actions and potential new accounting pronouncements, may result in increased costs that would affect our future financial position and results of operations. We have already incurred, and will continue to incur, significant increased costs associated with our compliance with the internal control requirements of the Sarbanes-Oxley Act of 2002. Moreover, if we do not resolve the deficiency in our internal control over financial reporting which constituted a material weakness or future deficiencies in our internal control over financial reporting are identified that are deemed to be material weaknesses or significant deficiencies, the market price of our shares could decline and we could be subject to sanctions or investigations by regulatory authorities.

Regulatory compliance, including the cost of complying with legislative actions and changes in accounting rules may materially increase our operating expenses and adversely affect our operating results. For example, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures and will in the future require an auditor attestation on management’s assessment of internal control over financial reporting. We have hired and may need to hire additional personnel and utilize additional outside legal, accounting, tax and advisory services in order to maintain our compliance with this and other requirements, all of which has caused and will continue to cause our general and administrative costs to increase. Moreover, if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or significant deficiencies, such as the material weakness described below, the market price of our shares could decline and we could be subject to sanctions or investigations by the NASDAQ Stock Market, the Securities and Exchange Commission or other regulatory authorities, which would require additional financial and management resources.

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In performing its financial close process for the fiscal quarter ended July 31, 2008, management determined that the Company did not maintain effective controls over the completeness and accuracy of the US income tax calculations. An operational failure in internal control occurred in that there was not sufficient review of the US income tax calculations in relation to intercompany adjustments made. This was identified as a deficiency in internal control over financial reporting which constituted a “material weakness”. During the third quarter of fiscal 2009, the Company implemented changes in its internal control over financial reporting that were intended to address the material weakness identified. Management allocated additional resources to include a review of all aspects of the calculation of taxation to ensure that all reasonable steps were taken to address this material weakness.

Deficiencies in controls over the calculation of the Company’s deferred tax assets and liabilities and the resulting goodwill relating to a significant business combination were identified during the preparation of the Company’s financial statements for the year ended January 31, 2009. Audit adjustments arising from these control deficiencies were incorporated into the financial statements for the year ended January 31, 2009 prior to the publication of those financial statements. Management determined that the Company did not maintain effective controls at January 31, 2009 over the completeness and accuracy of the deferred tax and goodwill calculation relating to a significant business combination. A design deficiency in internal control related to the level of expertise applied to the deferred tax accounting in such significant business combination and an operating deficiency in internal control occurred in that there was not sufficient review of the tax calculations around the tax losses and other tax calculations relating to deferred tax assets and liabilities and the resulting goodwill for such significant business combination. Accordingly, the Company determined that the material weakness related to US tax calculations identified in the fiscal quarter ended July 31, 2008 had not been remediated at the 2009 fiscal year end and that an operating deficiency in internal control associated with its US tax calculations continued to exist at such date.

Under the supervision and with the participation of our Chief Executive Officer and Vice President Finance, Group, our management assessed the effectiveness of the Company’s internal control over financial reporting as of January 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on management’s assessment, and those criteria, management concluded that the Company’s internal control over financial reporting was not effective, as of January 31, 2009, because of the material weakness described above.

Subsequent to January 31, 2009, as part of its efforts to remediate the material weakness, management retained new external independent resources with more tax accounting and other relevant expertise and clearly specified the roles and responsibilities of management and these other resources in the preparation and review of the Company’s current and deferred income taxes balances. These additional controls have now been operational for the nine months ended October 31, 2009 and have been tested by management to ensure that the controls are operating effectively. Management considers that our internal controls over taxation are now operating effectively and that the material weakness is now remediated.

Our business is subject to currency fluctuations that can adversely affect our operating results.

Due to our multinational operations, our business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses and the dollar. In particular, the value of the U.S. dollar to the euro and the pound sterling impacts our operating results. Our expenses are not necessarily incurred in the currency in which revenues are generated and, as a result, we are required from time to time to convert currencies to meet our obligations. These currency conversions are subject to exchange rate fluctuations and changes to the value of the euro and the pound sterling, relative to other currencies, could adversely affect our business and results of operations. Although the U.S. dollar strengthened during the second half of fiscal 2009 against the euro and pound sterling, it weakened significantly against both currencies in fiscal 2008 and part of fiscal 2009 and in the nine months ended October 31, 2009. Future strengthening of the euro and pound sterling against the U.S. dollar could negatively impact our revenues, costs and margins.

We believe that we are a Passive Foreign Investment Company, or PFIC, which may subject our U.S. investors to adverse tax rules.

We believe that we are currently a PFIC, and that we may have been one in prior years. An actual determination of PFIC status is inherently factual in nature and cannot be made until the close of each applicable tax year. Because we are a PFIC, U.S. holders of our ADSs are subject to certain adverse U.S. federal income tax rules. Under the PFIC rules, U.S. holders of our ADSs would be required, in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain “excess distributions,” including any gain on the sale of ADSs. The consequences described above may be mitigated if the U.S. holder makes a timely election to mark the ADSs to market annually, but such election may accelerate the recognition of taxable income and may result in the recognition of ordinary income in excess of amounts realized by the U.S. holder. The PFIC rules are extremely complex and current and prospective U.S. investors are urged to consult their own tax advisers regarding the potential consequences to them of our being classified as a PFIC. See Item 10.E “Taxation — Passive Foreign Investment Company Considerations” of our Form 20-F for the fiscal year ended January 31, 2009 filed with the U.S. Securities and Exchange Commission for more information.

Our corporate tax rate may increase, which could adversely impact our cash flow, financial condition and results of operations.

We currently have operations in the Republic of Ireland and may at some point generate a meaningful portion of our future taxable income there. Currently, some of our Irish subsidiaries are taxed at rates substantially lower than U.S. tax rates. If our Irish subsidiaries were no longer to qualify for these lower tax rates or if the applicable tax laws were rescinded or changed, our operating results could be materially adversely affected. If the U.S. and U.K. or other foreign tax authorities were to change applicable tax laws or successfully challenge the manner in which our subsidiaries’ profits are currently recognized, or if our ability to offset historical losses against any future profits was reduced, our taxes could increase, and our business, cash flow, financial condition and results of operations could be materially adversely affected.

Our shares have experienced in the past and may continue to undergo extreme market price and volume fluctuations.

The market price of our shares has experienced, and may continue to undergo, extreme fluctuations on a percentage basis due to a variety of factors, including, but not limited to:

•	limited trading volume;

•	general and industry-specific business, economic and market conditions;

•	actual or anticipated fluctuations in operating results, including as a result of any impairment of goodwill related to our past acquisitions;

•	changes in, or our failure to meet, investors’ estimates or expectations; and

•	acquisitions, strategic partnerships, joint ventures, or capital commitments by us or our competitors.

In addition, the limited daily trading volume of our ADSs on the NASDAQ Stock Market may adversely impact the ability of our investors to sell their securities, and any such sales may adversely impact the trading price of our ADSs.

Some may claim that we infringe their intellectual property rights, which could result in costly litigation or require us to reengineer or cease sales of our products.

There has been substantial litigation in the technology industry regarding rights to intellectual property, and the Company’s business is subject to the risk of claims against it for alleged infringement of the intellectual property rights of others. In addition, the existence of any such claim by a third party may not become known to us until well after we have committed significant resources to the development of a potentially infringing product. From time to time, we have received claims that we have infringed third parties’ intellectual property rights, and there is no assurance that third parties will not claim infringement by us in the future. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all.

We may be unable to protect our proprietary rights. Unauthorized use of our technology may result in development of products which compete with our products.

We rely upon a combination of patents, contractual rights, trade secrets, copyright laws and trademarks to establish and protect our proprietary rights. We also seek to avoid disclosure of our trade secrets through a number of other means, including entering into confidentiality agreements with our employees, consultants and third parties to seek to limit and protect the distribution of our proprietary information regarding this technology. However, we cannot assure you that any of our proprietary rights with respect to our products will be effective, particularly products acquired through acquisition. Unauthorized parties may copy aspects of our products and obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have executed. We may not become aware of a breach. In addition, should a breach occur of which we are aware, we may not have adequate remedies to protect our rights.

Increased competition may result in decreased demand for our products and services, which may result in reduced revenues and gross margins and loss of market share.

The market for financial governance, transaction risk management and compliance solutions is competitive and we expect competition to continue to increase. Our competitors include Checkfree (a subsidiary of Fiserv), Chesapeake Systems, BlackLine Systems, Paisley Consulting / Thomson Reuters, Open Pages and MedAssets for our software products. Some competitors in our market have longer operating histories, significantly greater financial, technical, sales, marketing and other resources, greater brand recognition and a larger installed customer base than we do. In addition, the companies with whom we have strategic relationships could develop products or services which compete with our products or services. Furthermore, several of the customers who currently use our products or the companies with whom we have entered into strategic relationships to use and market our products, may develop competing products. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their product offerings and to offer more comprehensive solutions. We also expect to face additional competition as other established and emerging companies enter the market for financial governance solutions. Growing competition may result in reduced revenues and gross margins and loss of market share, any one of which could have a material adverse effect on our business, financial condition and results of operations.

Our industry and our customers’ industry are subject to government regulations that could limit our ability to market our products.

Our current and prospective customers include non-US and US state and federally chartered banks and savings and loan associations. These customers, as well as customers in other industries such as healthcare, operate in markets that are subject to extensive and complex regulation. While we are not directly subject to this regulation, our products and services must be designed to work within the extensive and evolving regulatory constraints under which our customers operate. If our products fail to comply with regulations applicable to our customers, or if we cannot respond in a timely and cost-effective manner to changes in the regulatory environments of each of our customers, our product sales could be materially adversely affected, which could have a material adverse effect on our business, prospects and results of operations.

We rely on strategic relationships and partnerships that may not continue in the future.

We have developed strategic relationships and partnerships with other companies and part of our strategy will be to invest in these relationships to increase market share for our new products. Historically, we have relied in part on these relationships to co-market our products and generate leads for our direct sales force. However, these relationships are not exclusive, and the third party generally is not obligated to market our products or provide leads. We may need to establish additional strategic relationships and partnerships to further successfully grow the business.

The rights of shareholders in Irish corporations may be more limited than the rights of shareholders in United States corporations.

The rights of holders of ordinary shares and, therefore, some of the rights of ADS holders, are governed by Irish law and the laws of the European Union. As a result, the rights of our shareholders differ from, and may be more limited than, the rights of shareholders in typical United States corporations. In particular, Irish law significantly limits the circumstances under which shareholders of Irish corporations may bring derivative actions.

Our largest shareholder has the ability to assert significant influence over our business, its direction and operations and the composition of our Board of Directors, which limits the ability of the holders of our ADSs to influence or control corporate actions. This concentration of ownership also can reduce the market price of our ADSs.

In light of his significant shareholding in us, our Chief Executive Officer, in his capacity as a shareholder, as well as in his capacity as an executive officer of the Company and as Chairman of the Board of Directors, has the ability to assert significant influence over our business, its direction and operations and the composition of our Board of Directors.

In addition, this concentration of stock ownership also may have the effect of delaying or preventing a change in control of us, which in turn could reduce the market price of our ADSs.

The Irish takeover rules, our articles of association and Irish law may make an acquisition of us more difficult, which could affect the trading price of our ADSs.

The provisions of the Irish takeover rules, as well as provisions of our articles of association and Irish law, could delay, defer or prevent a change of control of us, which in turn could reduce the market price of our ADSs. In addition, the rights of our shareholders under the takeover rules or Irish law could differ from, and be more limited than, the rights of shareholders under the United States federal and state laws governing tender offers and takeovers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINTECH GROUP PLC

By:	/s/ Joseph Seery
Joseph Seery
Vice President Finance, Group

Dated: December 16, 2009